================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           The India Growth Fund, Inc
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    454090101
                                    ---------
                                 (CUSIP Number)

                                 Clayton Gillece
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 26, 2002
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)

===================                                                =============
CUSIP NO. 454090101                    13D                         PAGE 2 of 13
===================                                                =============
--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) |_|
                                                                      (B) |_|
-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               OO
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(D) OR 2(E)
                                                                          |_|
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               England and Wales
--------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                    869,139
        NUMBER OF
          SHARES            ------- --------------------------------------------
       BENEFICIALLY
         OWNED BY             8     SHARED VOTING POWER
           EACH
        REPORTING                   0
          PERSON            ------- --------------------------------------------
           WITH
                              9     SOLE DISPOSITIVE POWER

                                    869,139
                            ------- --------------------------------------------

                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               869,139
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                          |_|
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.7%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

               HC
================================================================================

                              (Page 2 of 13 Pages)

===================                                                =============
CUSIP NO. 454090101                    13D                         PAGE 3 of 13
===================                                                =============
--------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) |_|
                                                                      (B) |_|

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS

               WC
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                          |_|
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               England and Wales
--------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                    853,339
          NUMBER OF
            SHARES          ------- --------------------------------------------
         BENEFICIALLY
           OWNED BY           8     SHARED VOTING POWER
             EACH
          REPORTING                 0
            PERSON          ------- --------------------------------------------
             WITH
                              9     SOLE DISPOSITIVE POWER

                                    853,339
                            ------- --------------------------------------------

                              10    SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               853,339
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                          |_|
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.5%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*

               IA
============== =================================================================

                              (Page 3 of 13 Pages)
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CUSIP NO. 454090101                    13D                         PAGE 4 of 13
===================                                                =============

ITEM 1.            SECURITY AND ISSUER.

                   This statement relates to the shares of common stock, par value $.01 per share (the "Shares"), of The India Growth Fund, Inc., a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at c/o Brinson Advisors, Inc., 51 West 52nd Street, New York, New York 10019.

ITEM 2.            IDENTITY AND BACKGROUND.

                   (a), (b) and (c). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

                   The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM. The business address and principal executive offices of CLIG are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

                   CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Global Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, MP Emerging Markets Country Fund ("MPEM"), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, and Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund. The business address and principal executive offices of CLIM are 10 Eastcheap, London EC3M ILX, England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.

                   CLIG also controls City of London Quantitative Management Ltd. ("CLQM"), which acts as an investment adviser to Global Optimization Fondo de Inversion Internacional ("Global"), a closed-end fund organized under the laws of Chile. EWF, GEM, IEM, MPEM, GFM, Tradex and Global are referred to herein as the "City of London Funds."

                   The Shares to which this Schedule 13D relates are owned directly by the City of London Funds.

                   (d) and (e). During the last five years, none of the Reporting Persons or, to the knowledge or belief of the Reporting Persons, none of the natural persons identified in this Item 2, has

                              (Page 4 of 13 Pages)
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CUSIP NO. 454090101                    13D                         PAGE 5 of 13
===================                                                =============

                   been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                   (f). Each of the Reporting Persons is a company incorporated under the laws of England and Wales. Each natural person identified in this Item 2 is a citizen of Great Britain.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds.

                   The aggregate purchase price of the 869,139 Shares beneficially owned by the Reporting Persons was $8,998,165, inclusive of brokerage commissions.

                   The aggregate purchase price of the 139,060 Shares beneficially owned by EWF was $1,576,879, inclusive of brokerage commissions.

                   The aggregate purchase price of the 176,666 Shares beneficially owned by GEM was $1,650,395, inclusive of brokerage commissions.

                   The aggregate purchase price of the 194,477 Shares beneficially owned by IEM was $1,939,131, inclusive of brokerage commissions.

                   The aggregate purchase price of the 176,561 Shares beneficially owned by MPEM was $2,057,722, inclusive of brokerage commissions.

                   The aggregate purchase price of the 159,375 Shares beneficially owned by GFM was $1,582,003, inclusive of brokerage commissions.

                   The aggregate purchase price of the 7,200 Shares beneficially owned by Tradex was $61,656, inclusive of brokerage commissions.

                   The aggregate purchase price of the 15,800 Shares beneficially owned by Global was $130,379, inclusive of brokerage commissions.


ITEM 4.            PURPOSE OF TRANSACTION.

                   From time to time, the Reporting Persons have acquired beneficial ownership of Shares in the ordinary course of business for investment purposes and have held Shares in such capacity. The Reporting Persons have owned Shares of the Fund since March 1998 and, collectively, are currently the Fund's largest stockholder.

                              (Page 5 of 13 Pages)
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CUSIP NO. 454090101                    13D                         PAGE 6 of 13
===================                                                =============

                   The Reporting Persons believe the Board of Directors of the Fund has failed to take meaningful actions to permanently reduce or eliminate the substantial and persistent discount to net asset value ("NAV") at which the Fund's shares have been trading. In addition, the Reporting Persons believe the Fund's Board of Directors has not been sufficiently forthcoming with respect to the scandal surrounding the Unit Trust of India ("UTI"), the parent company of the Fund's investment adviser, and its potential implications on the Fund and its performance.
                   The Reporting Persons have, on several occasions, expressed to the Board of Directors their views that the Board has not taken actions to adequately address over the long-term the substantial and persistent discount to NAV at which the Fund's shares trade. The Reporting Persons believe that the lack of responsiveness by the Board and the actions of the Board over the past two years, which are more fully discussed herein, reflect a lack of commitment to the interests of the stockholders which the Reporting Persons believe is unacceptable.

                   DISCOUNT TO NAV

                   In August 2000, concerns over the increasing and persistent discount to NAV in excess of 30% finally prompted the Fund to announce a share repurchase program for up to 20% of the outstanding shares of the Fund's common stock, which was scheduled to commence during the fourth quarter of 2000. In September 2000, the Board clarified its intentions regarding actions which the Fund would take in 2001 if the Fund's shares continued to trade at a discount of 20% or more to NAV and announced that, if in the third quarter of 2001 the Fund continued to trade at a discount to NAV of 20% or more, the Fund would commence a tender offer for 20% of the Fund's common stock in the fourth quarter of 2001. The Fund stated that it anticipated that the tender offer would be conducted at a price equal to 90-95% of the Fund's NAV, less an unspecified fee to assist in defraying the costs of the tender.

                   On September 14, 2000, Mr. John D. Chapman, personally and in his capacity as Managing Director of The Brookdale Group, LTD ("Brookdale"), filed a proxy statement in which he nominated himself, Paul Douglas and Howard I. Golden to be elected to the Board of Directors of the Fund as Class II directors and proposed that the Board take appropriate steps to narrow the discount to NAV, which steps might include converting the fund to open-end status or an interval fund, or distributing cash to stockholders if the Fund traded at an average discount of 20% or more of NAV for any 12-week period starting on or after October 15, 2000. In that filing, Brookdale stated that the Fund had not adequately shown why its repurchase program would significantly reduce the discount, argued that a tender offer in the later half of 2001 was too late and criticized the Board for its delaying tactics.

                   The annual meeting of stockholders, which was scheduled to be held on September 29, 2000, lacked a quorum and was adjourned until October 27, 2000. Based on information reported by LCF Rothschild Daily, however, the shares present in person or by proxy at the

                              (Page 6 of 13 Pages)
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===================                                                =============
CUSIP NO. 454090101                    13D                         PAGE 7 of 13
===================                                                =============

                   meeting on September 29, 2000 would have been voted overwhelmingly in favor of Brookdale's proposal to narrow the discount.

                   On November 10, 2000, however, the Fund announced that in consideration for agreeing to conduct a tender offer for 40% of the Fund's common stock at a price equal to the Fund's NAV per share, Brookdale agreed to withdraw its stockholder proposals.

                   On February 26, 2001 the Fund announced that the Fund had accepted 3,932,244.1745 shares at a price of $13.93 per share in the tender offer. A total of 6,714,315.3835 shares (approximately 68% of the then outstanding shares) were tendered by February 16, 2001, the final date for withdrawals.

                   Despite the tender offer, the Fund's shares have traded at an average discount to NAV in excess of 20% since February 21, 2001. In addition, the performance of the Fund for the year ended June 30, 2001 was significantly below the performance of each of the Bombay Stock Exchange Sensitive Index, BSE National Index, and CRISIL 500 Index during the same period. In its letter to stockholders, dated August 27, 2001, the Board of Directors claimed that the Fund underperformed these indexes in part "because the Fund was required to liquidate a substantial portion of its portfolio in connection with the 40% tender offer completed in February 2001."

                   The Reporting Persons do not believe the Fund was "required" to take such actions, but instead elected that course of action by reaching an agreement with one of its stockholders to avoid a proxy contest and thereby perpetuate the terms in office of the Directors who were to otherwise stand for re-election at the annual meeting. The Board should not attempt to deflect criticism by claiming that the obligations in its agreement with Brookdale caused the Fund's poor relative performance when, presumably, the Board believed such actions were in the best interests of the Fund's stockholders. Yet, in September 2000, the Fund's President sent letters to the Fund's stockholders urging them not to vote in favor of Brookdale's proposals, which stated that "the significant discount at which shares of closed-end funds, such as the Fund, have been trading recently is a persistent and intracticable problem. No one has yet found a method, short of open-ending or liquidation, to solve this problem on a long-term basis."

                   The Reporting Persons do not share that limited view, are troubled by the rationale for conducting the tender offer and believe that a proper solution requires a significantly more active policy on the matter than is currently being pursued. The Board should therefore openly and publicly commit to address the substantial and persistent discount to NAV.

                   UTI Scandal

                   The Reporting Persons also believe a series of troubling events involving UTI during 2001 have been handled by the Board in a manner that fails to instil confidence in the Fund's stockholders that the Board of Directors is sufficiently dedicated to protecting the stockholders' interests and keeping them informed of material events. These events, which included allegations that officers of UTI abused their official positions by causing a local

                              (Page 7 of 13 Pages)

===================                                                =============
CUSIP NO. 454090101                    13D                         PAGE 8 of 13
===================                                                =============

                   fund to subscribe to shares of an Indian company at inflated prices, were of such magnitude that they prompted a full investigation by India's Central Bureau of Investigation and as a consequence top executives of UTI were prosecuted.

                   Despite the high level of publicity these events received in the Indian press, on July 10, 2001 the Fund simply announced, without any further explanation, that Mr. P.S. Subramanyam resigned as the Chairman of the Board of Directors of the Fund in connection with his resignation as the Chairman of UTI. On July 20, 2001, the government of India appointed a three-member committee to investigate investment decisions made by UTI over the past ten years. While the government of India pursued this course of action, on August 2, 2001 the Board of Directors directed the Fund's legal counsel to conduct a review of the Fund's investment management procedures and "recent" investments in order to determine whether any undue influence affected investment decisions made by Unit Trust of India Investment Advisory Services ("UTIIAS"), the Fund's investment adviser.

                   Then, on August 27, 2001, the Fund's Board met to discuss the legal review and subsequently reported the following:

                              "The review found no evidence that factors SIMILAR [emphasis added] to those alleged to have occurred at UTI affected investment decisions made by UTIIAS for the Fund, or that the events relating to UTI had any SIGNIFICANT [emphasis added] adverse impact on the Fund."

                   The Reporting Persons believe the Fund should be more forthcoming with its findings in this regard. For example, the legal review conducted for the Fund only considered "recent" investments. It is not clear what time period is contemplated by the use of the word "recent," nor is it evident as to the scope and nature of the legal review conducted. In addition, the Fund concluded its legal review in only 25 days, which is hardly reassuring given the severity of the scandal and the fact that the Indian government is pursuing a review of investments made during the past ten years. Furthermore, the language used by the Fund to describe the results of its review do not unequivocally state that no evidence of wrongdoing was discovered. In fact, the statement quoted above implies that some wrongdoing occurred and that it may have had an impact on the Fund.

                   Accordingly, the Reporting Persons believe that the Fund has not been sufficiently forthcoming as to the extent of its review or its findings, and the few statements that have been made have lacked clarity. Because of this lack of clarity the Reporting Persons believe the stockholders should be presented with all of the information so that informed decisions may be made by the stockholders with respect to the Board of Directors, the investment adviser and their investments in the Fund. In addition, the Reporting Persons are concerned that the attention paid to this scandal has diverted, and may be diverting, valuable time and resources of the Board and UTIIAS away from the Fund's greatest current need - i.e., permanently reducing the substantial and persistent discount to NAV. In this regard, the Reporting Persons believe that the lack of information has resulted in increased apprehension among investors, thereby further negatively impacting the discount to NAV.

                              (Page 8 of 13 Pages)
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CUSIP NO. 454090101                    13D                         PAGE 9 of 13
===================                                                =============

                   POSSIBLE ACTIONS

                   The Reporting Persons believe that management and the Board should now openly and publicly commit to the stockholders to
                   (1) address the substantial and persistent discount to NAV and to enhance stockholder value through whatever means necessary, with no prejudice for or against any option (e.g., open-ending (including by way of merger), liquidation, conversion to interval status, conversion to an index-based exchange-traded fund (or, if permissible, an actively managed
                   ETF), termination of the investment management agreement, etc.) and (2) make full disclosure of the extent of the Fund's legal review and its findings with respect to the UTI scandal so that stockholders will have full information with which to make decisions regarding the Board and UTIIAS. The Reporting Persons would consider supporting stockholder proposals aimed at addressing, in a more meaningful manner, the Fund's discount to NAV and enhancing stockholder value, as well as a Board that is fully committed to openly serving the best interests of the Fund's stockholders. Such proposals might include, but are not necessarily limited to, an opposing slate of directors who would be committed to addressing the discount and any of the actions described above or other actions intended to terminate the Fund's investment advisory agreement with UTIIAS. The Reporting Persons also may consider submitting nominees for election as directors or a stockholder proposal for consideration at the next meeting of stockholders of the Fund.

                   In addition to the foregoing, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investments in the Fund, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares as passive investors or as active investors (whether or not as members of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in
                   Item 4 of this Schedule 13D, or (v) to change their intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Fund, market activity in the Shares, an evaluation of the Fund and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

                   Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

                              (Page 9 of 13 Pages)
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CUSIP NO. 454090101                    13D                         PAGE 10 of 13
===================                                                =============

ITEM 5.            INTERESTS IN SECURITIES OF THE ISSUER.

                   (a) and (b). As of February 25, 2002, EWF, GEM, IEM, MPEM, GFM, Tradex and Global owned directly 139,060, 176,666, 194,477, 176,561, 159,375, 7,200 and 15,800 Shares,
                   respectively, representing approximately 2.4%, 3.0%, 3.3%, 3.0%, 2.7%, 0.1% and 0.3%, respectively, of the 5,898,367
                   Shares outstanding as of August 17, 2001, as reported in the Fund's Proxy Statement filed on August 30, 2001 (the "Proxy Statement").

                   As of February 25, 2002, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 869,139 Shares owned directly by the City of London Funds, representing approximately 14.7% of the 5,898,367 Shares outstanding as of August 17, 2001, as reported in the Proxy Statement.

                   As of February 25, 2002, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 853,339 Shares owned directly by the City of London Funds, representing approximately 14.5% of the 5,898,367 Shares outstanding as of August 17, 2001, as reported in the Proxy Statement.

                   (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex B to this Schedule 13D.

                   (d).  None

                   (e).  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS.

                   NONE

                              (Page 10 of 13 Pages)
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CUSIP NO. 454090101                    13D                         PAGE 11 of 13
===================                                                =============


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 26, 2002


                           CITY OF LONDON INVESTMENT GROUP PLC


                             /s/ Douglas F. Allison
                           ----------------------------------------------------
                           Name: Douglas F. Allison
                           Title: Finance Director



                           CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED


                             /s/ Clayton Gillece
                           ----------------------------------------------------
                           Name: Clayton Gillece
                           Title: Director


                              (Page 11 of 13 Pages)
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===================                                                =============
CUSIP NO. 454090101                    13D                         PAGE 12 of 13
===================                                                =============


                                     ANNEX A

                        DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 10 Eastcheap, London EC3M ILX, England.

           Andrew Davison                       Chairman
           Barry Olliff                         Chief Executive Officer
           Douglas Allison                      Finance Director
           Peter O'Sullivan                     Compliance Director
           Omar Ashur                           Non-Executive Director
           George Robb                          Non-Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 10 Eastcheap, London EC3M ILX, England.

           Barry Olliff                         Chief Investment Officer
           Douglas Allison                      Finance Director
           Peter O'Sullivan                     Compliance Director
           Mark Dwyer                           Director
           Clayton Gillece                      Director
           Michael Russell                      Director


                              (Page 12 of 13 Pages)
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===================                                                =============
CUSIP NO. 454090101                    13D                         PAGE 13 of 13
===================                                                =============



                                     ANNEX B

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS


                  Number of Shares       City of London
                  of Common Stock          Fund which           Price Per Share
     Date       Purchased/(Sold)(1)     Purchased/(Sold)(1)          (US$)
  ---------     -------------------     -------------------     ---------------
  2/13/2002            3,000                    EWF                   8.65
  2/7/2002             5,200                  Tradex                  8.50
 12/28/2002            2,400                    EWF                   7.75


---------------------
(1) All purchases/sales were effected through open market or privately negotiated transactions.


                              (Page 13 of 13 Pages)